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[Janus letterhead]

September 16, 2008

VIA EDGAR

Mr. Larry Greene
Mr. Patrick Scott
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-0505

Re: JANUS INVESTMENT FUND ("JIF")
       1933 Act File No. 002-34393
       1940 Act File No. 811-1879
    JANUS ADVISER SERIES ("JAD")
       1933 Act File No. 333-33978
       1940 Act File No. 811-09885
    JANUS ASPEN SERIES ("JAS")
       1933 Act File No. 33-63212
       1940 Act File No. 811-7736
    Preliminary Proxy Statements filed July 7, 2008

Dear Mr. Greene and Mr. Scott:

On behalf of JIF, JAD and JAS (each a "Registrant" and collectively, the "Registrants"), this letter is to respond to your comments made by telephone on Monday, July 14, 2008 and Wednesday, July 23, 2008 with respect to the preliminary proxy statements (the "Proxy Statements") and accompanying materials of Janus Mid Cap Value Fund, Janus Small Cap Value Fund, Janus Adviser Mid Cap Value Fund, Janus Adviser Small Company Value Fund, Mid Cap Value Portfolio and Small Company Value Portfolio (each, a "Fund" and collectively, the "Funds") filed on July 7, 2008, relating to a special meeting of shareholders of each Fund to be held on October 30, 2008. Such Proxy Statements seek shareholder approval of certain proposals related to the proposed subadvisory agreements between Janus Capital Management LLC ("Janus Capital") and Perkins, Wolf, McDonnell and Company, LLC ("PWM") for certain Funds as well as approval of amended investment advisory agreements between the Funds and Janus Capital.

For your convenience, each comment received from the Staff of the Securities and Exchange Commission (the "Staff") is reflected in bold type and is followed by the Registrants' response.

1. STAFF COMMENT: THE STAFF REQUESTED THAT THE REGISTRANTS REFLECT IN WRITING ALL COMMENTS AND RESPONSES AND CARRY OVER COMMENTS, AS APPLICABLE, TO THE RELATED JIF, JAD AND JAS PROXY STATEMENTS.

     RESPONSE: The Registrants acknowledge the comment and confirm that they have complied.

2. STAFF COMMENT: THE STAFF REQUESTED THAT THE REGISTRANTS CLARIFY THE TIMING OF EVENTS AS THEY RELATE TO THE TRANSACTION BETWEEN JANUS CAPITAL AND PWM, AS REFERENCED IN THE PROXY STATEMENTS.

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     RESPONSE: The Registrants have added disclosure clarifying the timing of the events in the Proxy Statements as appropriate for each Proxy Statement.

3. STAFF COMMENT: THE STAFF NOTED THAT IN CERTAIN OF THE PROXY STATEMENTS, THE REGISTRANTS STATE THAT THE INSTITUTION OF A PERFORMANCE FEE BETTER ALIGNS THE INTERESTS OF THE MANAGERS WITH THOSE OF THE FUNDS' SHAREHOLDERS. THE STAFF REQUESTED THAT THE REGISTRANTS PROVIDE ADDITIONAL DISCLOSURE STATING THAT THE ADDITION OF A PERFORMANCE FEE STRUCTURE MAY NOT ACCOMPLISH THIS STATED OBJECTIVE.

     RESPONSE: The Registrants have added disclosure to the Proxy Statements for Janus Small Cap Value Fund, Janus Adviser Small Company Value Fund and Small Company Value Portfolio which explains that the addition of a performance-based fee structure may not always align the interests of the managers with those of the Funds' shareholders. The applicable disclosure now reads as follows:

          "The Board believes that a fee schedule that adjusts based upon the positive or negative performance of the Fund, relative to its benchmark index, better aligns the interests of the manager, Janus Capital, as well as any subadviser, with those of the Fund's shareholders. It is possible, however, that the addition of a performance-based fee structure may not always align these interests."

4. STAFF COMMENT: THE STAFF STATED THAT BECAUSE PWM RECEIVES 50% OF THE ADVISORY FEE PAYABLE TO JANUS CAPITAL, PWM'S COMPENSATION FOR MANAGING THAT FUND WILL ALSO BE SUBJECT TO PERFORMANCE ADJUSTMENTS. THE STAFF REQUESTED THAT THE REGISTRANTS FURTHER CLARIFY IN THE APPLICABLE DISCLOSURE THAT PWM'S COMPENSATION WILL BE INDIRECTLY AFFECTED BY THE INTRODUCTION OF JANUS CAPITAL'S PERFORMANCE-BASED FEE, IF APPROVED BY SHAREHOLDERS.

     RESPONSE: The Registrants have added clarifying disclosure within the Proxy Statements for Janus Small Cap Value Fund, Janus Adviser Small Company Value Fund and Small Company Value Portfolio. Where applicable, the Registrants have added the following (or similar) language:

          "Shareholders should note that, if they approve the performance-based investment advisory fee structure, PWM's subadvisory fee rate will also adjust up or down in line with the performance fee, as Janus Capital will pay 50% of the advisory fee it receives from the Fund to PWM."

5. STAFF COMMENT: THE STAFF REQUESTED CLARIFICATION AS TO WHY THE JOINT PROXY STATEMENT FOR JANUS MID CAP VALUE FUND AND JANUS SMALL CAP VALUE FUND INDICATES THAT THE "PERFORMANCE ADJUSTMENT" (AS DEFINED IN THE PROXY STATEMENTS) RELATED TO JANUS SMALL CAP VALUE FUND'S NEW INVESTMENT ADVISORY AGREEMENT WILL BE "DESCRIBED FURTHER UNDER PROPOSAL 2" WHEN PROPOSAL 2 DOES NOT ADDRESS THE PERFORMANCE ADJUSTMENT.

     RESPONSE: The Registrant has corrected the disclosure to reflect that the Performance Adjustment for Janus Small Cap Value Fund is actually described further under Proposal 4 in the joint Proxy Statement for Janus Mid Cap Value Fund and Janus Small Cap Value Fund.

6. STAFF COMMENT: ON PAGE 11 OF THE JANUS MID CAP VALUE FUND AND JANUS SMALL CAP VALUE FUND PROXY STATEMENT, THE STAFF REFERENCED DISCLOSURE REGARDING A PAYMENT MADE BY JANUS CAPITAL TO PWM THAT IS OUTSIDE OF THE SUBADVISORY AGREEMENT THAT EQUALS APPROXIMATELY ONE-HALF OF THE REDUCTION IN ADVISORY FEE PAID BY JANUS SMALL CAP VALUE FUND IN CONNECTION WITH THE ASSURANCE OF DISCONTINUANCE ENTERED INTO WITH THE NEW YORK ATTORNEY GENERAL ("NYAG"). THE STAFF REQUESTED THAT THE REGISTRANT EXPLAIN WHY THIS FEE ARRANGEMENT IS NOT SUBJECT TO SECTION 15 OF THE 1940 ACT ("SECTION 15").

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     RESPONSE: As noted in the Registrant's e-mail response sent to the Staff on
     July 25, 2008, PWM's services as subadviser are governed by a subadvisory agreement dated July 1, 2004 that is subject to, and fully compliant with,
     Section 15. The payments described in the Joint Proxy Statement simply reallocate a portion of Janus Capital's total advisory fee from Janus Capital to its affiliated subadviser, PWM. Indeed, the reallocation merely has the effect of restoring to PWM the subadvisory fee that it had prior to Janus Capital's agreement with the NYAG and thus is essentially an indemnity for PWM's lost revenue. In addition, the Staff has previously stated that it would not object if advisory fees are reallocated between adviser and subadviser, without obtaining shareholder approval, when aggregate fees paid by shareholders do not increase and neither the adviser nor subadviser would reduce the quality or quantity of their services. INVESCO No-Action Letter, (August 5, 1997). Pursuant to a telephone call on August 21, 2008, the Staff confirmed that the Registrants' disclosure was appropriate.

7. STAFF COMMENT: THE STAFF NOTED THAT THE REGISTRANTS' PROXY STATEMENTS INDICATE THAT THE TRUSTEES MAY DETERMINE THAT A SPECIFIC CLASS OF SHARES IS THE MOST APPROPRIATE FOR USE IN CALCULATING A FUND'S PERFORMANCE ADJUSTMENT. THE STAFF REQUESTED THAT THE REGISTRANT EXPLAIN THE FACTORS THAT ARE CONSIDERED IN DETERMINING THE MOST APPROPRIATE CLASS FOR USE IN CALCULATING THE PERFORMANCE ADJUSTMENT.

     RESPONSE: The determination as to which share class is appropriate for calculating Performance Adjustments is made as a part of the Registrants' Boards of Trustees Section 15(c) analysis. Each Board's 15(c) analysis includes the submission of detailed information from an independent fee consultant regarding the factors for calculating a performance fee, including the Performance Adjustment.

8. STAFF COMMENT: THE STAFF REQUESTED CLARIFICATION AS TO THE FEES PAID UNDER THE CURRENT INVESTMENT ADVISORY AGREEMENTS VERSUS WHAT WOULD HAVE BEEN PAID UNDER THE AMENDED INVESTMENT ADVISORY AGREEMENTS TAKING INTO ACCOUNT THE PROPOSED PERFORMANCE BASED FEE, AS APPLICABLE TO EACH PROXY STATEMENT.

     RESPONSE: The Registrants have updated the disclosure to reflect the impact of the Performance Adjustments to the investment advisory fee under the applicable amended investment advisory agreements. The disclosure has also been updated to reflect the indirect impact of the Performance Adjustments to the subadvisory fee that would have been paid to PWM had the proposed subadvisory agreements been in effect.

9. STAFF COMMENT: THE STAFF REQUESTED CLARIFICATION AS TO WHAT IS BEING REPRESENTED IN EACH COLUMN IN THE REGISTRANTS' CURRENT AND PRO FORMA ADVISORY FEE TABLES, WITHIN EACH PROXY AS APPLICABLE.

     RESPONSE: As requested by the Staff, the Registrants have underlined the "Before" and "After" within the Current and Pro Forma Advisory Fee Tables for Janus Small Cap Value Fund, Janus Adviser Small Company Value Fund and Small Company Value Portfolio Proxy Statements.

10. STAFF COMMENT: THE STAFF REQUESTED THAT THE REGISTRANTS MOVE THE FOOTNOTES THAT ACCOMPANY THE FEE AND EXPENSE TABLE TO FOLLOW IMMEDIATELY AFTER THE EXAMPLES RATHER THAN AFTER THE FEE AND EXPENSE TABLE.

     RESPONSE: Although the Registrants believe that the most effective presentation of the information is reflected in the current disclosure and is consistent with Item 3 of Form N-1A, the disclosure has been revised in accordance with the Staff's suggestion in the Proxy Statements applicable to Janus Small Cap Value Fund, Janus Adviser Small Company Value Fund and Small Company Value Portfolio.

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11.  STAFF COMMENT: THE STAFF REQUESTED THAT THE PROXY CARDS RELATED TO EACH
     PROXY BE UPDATED TO PROVIDE MORE INFORMATION ABOUT THE SUBSTANTIVE MATTERS TO BE VOTED ON AT THE SHAREHOLDER MEETINGS.

     RESPONSE: The Registrants have added more detailed information regarding each proposal within the proxy cards.

12. STAFF COMMENT: THE STAFF REQUESTED THAT THE REGISTRANTS PROVIDE A TANDY REPRESENTATION IN A RESPONSE LETTER TO BE FILED AS CORRESPONDENCE SEPARATE FROM THE FILING.

     RESPONSE: The Registrants provide their responses below.

The Registrants acknowledge responsibility for the adequacy and accuracy of the disclosure in the filings. In addition, the Registrants acknowledge that Staff comments, or changes to disclosure in response to Staff comments in the filings reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the filings.

If you have any concerns regarding the above responses, please call me at (303) 336-4045. Thank you for your assistance in this matter.

Regards,


/s/ Robin Nesbitt

Robin Nesbitt
Associate Counsel

cc: Stephanie Grauerholz-Lofton, Esq.
    Cindy Antonson
    Donna Brungardt